Exhibit 99.1

Ten Tokyo Smoke Licensee Retail Cannabis Stores to Open in Ontario in Early 2020

SMITHS FALLS, ON, Jan. 6, 2020 /CNW/ - Tokyo Smoke, Canopy Growth Corporation's ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) award-winning retail brand, is proud to announce that it will be working with a total of ten recently-announced Ontario retail licence holders to open new Tokyo Smoke branded retail cannabis stores across the province.

In addition to the five locations announced in November 2019, the following five locations are now progressing through the process to open doors in 2020:

1180 Queen Street West, Toronto, ON
21 Bloor Street East, Toronto, ON
235 James Street North, Hamilton, ON
2257 Rymal Road East, Unit D-1, Stoney Creek, ON
1000 Wellington Avenue Unit 101, Ottawa, ON

"With ten new stores set to open in the first half of this year, we are pleased with the momentum we've built and excited to bring the Tokyo Smoke experience to more Ontarians," said Rade Kovacevic, President, Canopy Growth. "Increasing Tokyo Smoke's presence across the province will expand access to high-quality cannabis products and education, continuing to migrate cannabis sales from the illicit to the regulated market."

Once licensed, this will bring the number of Tokyo Smoke branded retail cannabis stores in Ontario to a total of 12, joining Tokyo Smoke 333 Yonge at Dundas Square in Toronto, and Tokyo Smoke Oshawa.

All ten of the new locations have been posted to the Alcohol and Gaming Commission of Ontario's ("AGCO") website and nine have completed the Public Notice period, progressing to the next stage in the licensing process.

The new stores, owned and operated by independent business owners with support available from Canopy Growth's retail team, will increase Canopy's retail banners across Canada to a total of 37, with more planned throughout the 2020 calendar year.

This announcement comes the same day the Government of Ontario takes the first steps to move to an open market for retail cannabis stores. The AGCO will begin accepting operator license applications from prospective retailers on January 6, 2020, followed by store authorization applications on March 2, 2020. The Company believes this decision will be integral to providing consumers with more choice and convenience, and a safe and reliable supply of cannabis.

Here's to Future (Ontario) Growth, and Joint Efforts.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to brick and mortar retail stores. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Ten Tokyo Smoke Retail Cannabis Stores to Open Across Ontario in Early 2020 (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Vice President, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:30e 06-JAN-20